

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2012

Via E-mail
Edward E. Cohen
Chief Executive Officer
Atlas Energy, L.P.
Park Place Corporate Center One
1000 Commerce Drive, 4th Floor
Pittsburgh, PA 15275

      Re: **Atlas Energy, L.P.**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 28, 2012
             Form 10-Q for the Quarterly Period Ended March 31, 2012
             Filed May 9, 2012
             File No. 1-32953

             Atlas Pipeline Partners, L.P.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 24, 2012
             Form 10-Q for the Quarterly Period Ended March 31, 2012
             Filed May 7, 2012
             File No. 1-14998

Dear Mr. Cohen:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jason Niethamer for

                    Andrew D. Mew
                    Accounting Branch Chief